Lauren B. Prevost
December 23, 2010	404-504-7744
lprevost@mmmlaw.com
VIA EDGAR	www.mmmlaw.com

Ms. Sonia Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC  20549

RE:	Cole Credit Property Trust III, Inc.
Form 10-K for the year ended December 31, 2009
Filed on March 29, 2010
Proxy Statement on Schedule 14A
Filed on April 7, 2010
File No. 333-149290

Dear Ms. Barros:

This letter sets forth the response of Cole Credit Property Trust III, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 16, 2010, with regard to the above-referenced filings.  For your convenience, we have set forth below the Staff’s comments along with the respective responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Part II, page 44

Item 5.  Market for Registrant’s Common Equity …. Page 44

Share Redemption Program, page 44

Comment 1:	Please tell us if you received redemption requests that went unfulfilled for the most recent fiscal year and fiscal period. Please confirm that you will provide similar disclosure in future filings.

Response:                      During the year ended December 31, 2009, the Company received valid redemption requests related to approximately 25,000 shares of the Company’s common stock, which the Company redeemed in full for approximately $244,000.  Since filing the annual report on Form 10-K on March 29, 2010, the Company has expanded the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in each of its quarterly reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, to include the amount of redemption requests received, the amount of redemption requests fulfilled, the average price of shares redeemed

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.		Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

Morris, Manning & Martin, LLP

Ms. Sonia Barros
December 23, 2010

_____________________

and the amount of redemption requests that went unfulfilled in the respective periods.  The Company confirms that it will continue to disclose the amount of redemption requests received, the amount of redemption requests fulfilled, the average price of shares redeemed and the amount of redemption requests that went unfulfilled in future quarterly and annual filings.

Distributions, page 46

Comment 2:
We note that your cash flow from operations was $74,038 for the fiscal year ended December 31, 2009 and that you paid distributions of approximately $21.8 million.  You indicate that $18.6 million of such distributions were funded through the issuance of shares pursuant to your DRIP.  Please disclose the sources used to fund the remainder of your distribution payments for the fiscal year ended December 31, 2009.  Additionally, please provide disclosure regarding the frequency of your distribution payments.  Please refer to Item 201(c) of Regulation S-K.  Please confirm that you will provide similar disclosure in future filings.

Response:                      As disclosed under the caption “Liquidity and Capital Resources – Short-term Liquidity and Capital Resources” beginning on page 54 of the Company’s annual report on Form 10-K for the period ended December 31, 2009, during the year ended December 31, 2009, the Company paid aggregate distributions of approximately $21.8 million.  Of such amount, approximately $9.2 million of distributions was paid in cash and approximately $12.6 million of distributions was reinvested in shares of the Company’s common stock through the Company’s distribution reinvestment plan.  The Company respectfully notes that it does not consider the issuance of shares pursuant to the distribution reinvestment plan a source for funding distributions.

The sources for payment of the $21.8 million of distributions are discussed in the “Liquidity and Capital Resources – Short-term Liquidity and Capital Resources” beginning on page 54 of the Company’s annual report on Form 10-K for the period ended December 31, 2009.  As disclosed, of the $21.8 million of distributions, $18.6 million was paid from adjusted cash flows from operations and $3.2 million was paid from proceeds from notes payable.  The Company calculated adjusted cash flows from operations of $18.6 million by adding acquisition costs paid by proceeds from the offering of approximately $18.6 million to cash provided by operating activities of approximately $74,000.

Since filing the annual report on Form 10-K on March 29, 2010, the Company has further clarified its presentation of the sources of distributions to a tabular format  in an effort to make the sources of distributions easier for the reader to identify and to make the disclosure more prominent.  Please see, for example, the discussion set forth on Exhibit A hereto, which appears in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010.  The Company confirms that it will include similar disclosure in future quarterly and annual filings.

Additionally, the Company confirms that in future quarterly and annual filings, beginning with the annual report on Form 10-K for the year ending December 31, 2010, it will expand the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure to include the frequency and amount of distribution payments for the two most recent fiscal years and any subsequent interim period.  The Company notes that such information is included in its currently effective registration statement on Form S-11, as amended, under the caption “Description of Shares – Distribution Policy and Distributions” on page 141.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
December 23, 2010

_____________________

Signatures

Comment 3:
In future filings please identify your principal accounting officer.  To the extent that D. Kirk McAllaster, Jr. also serves as your principal accounting officer, please identify him as serving this role.  Please tell us how you intend to comply.

Response:                      The Company confirms that D. Kirk McAllaster, Jr. was serving as the Company’s principal accounting officer at the time the Company filed its annual report on Form 10-K for the year ended December 31, 2009.  The Company hereby undertakes to identify its principal accounting officer in future quarterly and annual filings.  In this regard, the Company notes that Simon Misselbrook replaced Mr. McAllaster as the Company’s Principal Accounting Officer in November 2010.  Mr. McAllaster continues to serve as the Company’s Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer.

PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 7, 2010

Advisory Agreement, page 17

Comment 4.                      We note your disclosure that your executive officers are compensated by your advisor and their affiliates for their services to you.  Please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers.  Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

Response:                      The Company is externally managed by its advisor, Cole REIT Advisors III, LLC, an entity formed for the sole purpose of running the day-to-day operations of the Company.  The Company’s executive officers are associated with all of the investment programs sponsored by Cole Real Estate Investments, the Company’s sponsor, and each program’s external advisor.  Accordingly, the Company’s executive officers provide a variety of services for all of such entities and are compensated for such services by the sponsor.  The Company does not separately compensate its executive officers.  Because the Company does not intend to directly compensate its executive officers or reimburse the Company’s advisor, or any other affiliated entity, for the salaries and benefits of the Company’s executive officers, and because the maximum compensation the Company will pay to the Company’s advisor is disclosed in the proxy statement, the Company respectfully submits that the Company is in compliance with the requirements of Item 402 of Regulation S-K.

*******

Included herewith is a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2009 and the Proxy Statement on Schedule 14A filed on April 7, 2010;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Morris, Manning & Martin, LLP

Ms. Sonia Barros
December 23, 2010

_____________________

Thank you for your consideration of the Company’s responses to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744 or Heath D. Linsky at (404) 504-7691.

Very truly yours,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost

cc:           D. Kirk McAllaster, Jr.
Richard R. Lavin, Esq.
Heath D. Linsky, Esq.

Cole Credit Property Trust III, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona  85016

December 23, 2010

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC  20549

Re:	Cole Credit Property Trust III, Inc.
Form 10-K for the year ended December 31, 2009
Filed on March 29, 2010
Proxy Statement on Schedule 14A
Filed on April 7, 2010
File No. 333-149290

Ladies and Gentlemen:

Cole Credit Property Trust III, Inc. (the “Company”) acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2009 and the Proxy Statement on Schedule 14A filed on April 7, 2010, staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings, and the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (602) 778-8700.

Sincerely,
Cole Credit Property Trust III, Inc.
/s/ D. Kirk McAllaster, Jr.
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer

cc:           Lauren B. Prevost, Esq.

Exhibit A
Distributions

In June 2010, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001918007 per share (which equates to 7.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the periods commencing on July 1, 2010 and ending on September 30, 2010. In September 2010, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001918007 per share (which equates to 7.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the periods commencing on October 1, 2010 and ending on December 31, 2010.

The following table presents total distributions for the periods indicated below (in thousands):

	Nine Months Ended September 30,
	2010	2009
Distributions paid in cash	$30,972	$4,154
Distributions reinvested through our DRIP	43,061	5,753
Total distributions paid	$74,033	$9,907

Cash flows from operating activities as defined by GAAP is the most relevant GAAP measure in determining our ability to generate cash from our real estate investments and fund distributions. In addition, we use adjusted cash flows from operations, a non-GAAP financial measure, in assessing our ability to pay distributions.  Adjusted cash flows from operations, as defined by our company, adds back real estate acquisition related expenses to cash flows from operating activities.  We believe that adjusted cash flows from operations is a helpful supplemental liquidity measure, as it provides management and investors insight into the cash available for distributions, including after the Company ceases to acquire properties on a regular basis. As set forth in the section of the prospectus captioned “Use of Proceeds,” we treat our real estate acquisition expenses as funded by the proceeds from the offering of our shares.  Therefore, for consistency, real estate acquisition related expenses are treated in the same manner in describing the sources of distributions below.  However, adjusted cash flows from operations should not be considered as an alternative to cash flows from operating activities, and investors should recognize that this supplemental measure includes adjustments that may be deemed subjective.

Our calculation of adjusted cash flows from operations, and reconciliation to cash flows provided by (used in) operations, which is the most directly comparable GAAP financial measure, is presented in the following table for the periods as indicated below (in thousands):

	Nine Months Ended September 30,
	2010	2009
Net Net cash provided by (used in) operating activities	$22,019	$(2,622)
Acquisition costs paid by proceeds from the offering	34,131	11,299
Adjusted cash flows from operations	$56,150	$8,677

The following table presents the distribution sources for the periods indicated below (in thousands):

	Nine Months Ended September 30,
	2010		2009
Adjusted cash flows from operations	$56,150	76%	$8,677	88%
Proceeds from notes payable	17,883	24%	1,230	12%
Total distributions	$74,033	100%	$9,907	100%